

December 16, 2014

Via E-mail
Carlin G. Conner
President and Chief Executive Officer
Rose Rock Midstream, L.P.
Two Warren Place
6120 S. Yale Avenue, Suite 700
Tulsa, Oklahoma 74136-4216

> **Re:** **Rose Rock Midstream, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 1-35365**

Dear Mr. Conner:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to the Consolidated Financial Statements

Note 3 – Acquisitions, page F-12

SemCrude Pipeline, LLC, page F-12

1. Your response to comment 2 in our letter dated November 13, 2014 regarding the acquisition of SemCrude Pipeline, LLC ("SCPL") states that you recorded a reduction to equity equal to the amount of equity issued and the cash proceeds in excess of historical cost. Please provide us with additional detail explaining why this reduction was attributed to your various ownership classes. As part of your response, please quantify the historical cost basis of the acquired entity and show us the calculation supporting your

statement that any increase to equity was offset by a corresponding reduction for consideration in excess of historical cost. In addition, please tell us how you concluded it was appropriate to record the equity consideration issued to SemGroup Corporation based on its fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief